Exhibit 99.6
CODE OF CONDUCT AND ETHICS 2022 Magna International 1 Code of Conduct And Ethics

CODE OF CONDUCT AND ETHICS 2022 Magna International 2 MESSAGE FROM CHIEF EXECUTIVE OFFICER Magna’s Code of Conduct and Ethics is embedded in our culture and supports our company’s purpose and core values. Our Code reflects our commitment as an organization and emphasizes the key principles that guide us to always act with integrity and do the right thing. To safeguard our reputation and contribute to Magna’s ongoing success, it is important for all of us to take the time to review, understand and live the values of our Code. Our Code is a roadmap we can follow everyday, that helps guide us to what is and isn’t acceptable when making decisions that affect Magna. Starting in 2022, Ethisphere recognized Magna as one of the World’s Most Ethical Companies, an honor reserved for a select number of organizations with exceptional programs and a commitment to advancing business integrity. I am proud of our dedicated employees, who are committed to Magna and apply the highest ethical standards in everything they do. Our employees are the key to our success. Thank you for your continued dedication to Magna and your commitment to upholding our ethical values. Swamy Kotagiri Chief Executive Officer

CODE OF CONDUCT AND ETHICS 2022 Magna International 3 MESSAGE FROM CHIEF COMPLIANCE OFFICER Magna’s Code of Conduct and Ethics is our guidepost to ensure that all of us act with honesty and integrity in all of our business dealings. I received an email from a long-time Magna employee recently. He told me that he has always been a proud Magna employee, but it made him even prouder to know that the company he worked for was making ethics and integrity a key priority. I am also very proud of the great work our employees have done to ensure that they are following our Code of Conduct and Ethics and getting the answers they need. Sometimes those answers aren’t obvious or are in a “grey” zone. We’ve seen an increase in questions to our Regional Compliance Officers and more usage of our internally available compliance resources. We also see more employees using our Disclose It! system for disclosing conflicts of interest and gifts to government officials and Integrity Check, which enables us to confirm that third parties who represent Magna have reputations for ethical business practices. Employees have committed to be “Magna Upstanders” which asks us not to be bystanders by speaking up when we witness inappropriate behavior. We are in an extremely complicated business, which comes with challenging and nuanced ethics and compliance issues. Thank you for doing your part every day by acting with integrity and by speaking up. Your commitment drives our ongoing success – moving us in one direction. Forward. For All. Joanne Horibe Vice President, Ethics and Chief Compliance Officer

CODE OF CONDUCT AND ETHICS 2022 Magna International 4 Table of Contents MESSAGE FROM CEO 2 MESSAGE FROM CCO 3 INTRODUCTION 6 Vision l Mission l Values 8 RESPONSIBILITIES 9 OUR CUSTOMERS/MARKET PLACE 11 Conducting Business with Integrity, Fairness and Respect 11 Compliance with Antitrust and Competition Laws 11 Compliance with Anti-Bribery Laws 11 Lobbying and Political Participation 12 OUR SHAREHOLDERS / INVESTORS 14 Financial Reporting 14 Improper Securities Trading 14 Public Disclosures 15 OUR EMPLOYEES 16 The Environment and Occupational Health and Safety 16 Protection of Personal Data 16 Respect for Human Rights 16 Diversity and Inclusion 17 Careful Communication 18 Reporting Violations 18 OUR BUSINESS Use of Confidential Information 20 Investments and Corporate Opportunities 20 Self-Dealing and Interacting with Relatives or Friends 21 Outside Positions 21 Gifts and Entertainment 21 ADDITIONAL RESOURCES 23 GLOSSARY 24

CODE OF CONDUCT AND ETHICS 2022 Magna International 5 /EdZK It is important that we all understand our obligation to conduct business in a way that is both ethical and consistent with our corporate policies. Today, as the mobility landscape continues to become more complex and challenging, it is important that we all understand our obligation to conduct business in a way that is both ethical and consistent with our corporate policies. Our Code of Conduct and Ethics (the “Code”) acts as a guide to help us maintain our ethical standards. We expect and require every employee to act in accordance with applicable law and consistent with our core values and business principles. We also expect our suppliers, consultants, independent contractors, agents, and other representatives to meet these standards. Violations of this Code will lead to disciplinary action for employees, up to and including dismissal. This standard applies to how we: • treat one another in the workplace; • manage our environmental responsibilities; • engage with competitors; • interact with government officials; and • protect our confidential information as well as that of our customers. Each of us is responsible for acting with honesty and integrity and making the ethical choice all of the time. It is a key part of our job. Our Ethics & Legal Compliance team is committed to providing the necessary training and ongoing support to enable us to succeed in this area. Our Code applies to interactions in our shared professional lives, including daily office encounters, shared online spaces, social media, conferences, and other events where we represent Magna. This Code is provided as a resource to help guide us through our duties as Magna employees, and it offers topics for ensuring compliance with local and international laws. A. Yes. The Code applies to all employees of Magna International Inc. (including full-time and part-time employees) and all of its operating groups, divisions, joint ventures and other operations globally. It also applies to all of our board directors and officers. Q. I’m a supplier to Magna. Does this Code apply to me? A. Anyone who acts on our behalf, such as suppliers, consultants, independent contractors, agents, and other representatives are required to meet the requirements in the Supplier Code of Conduct, which sets out standards that are similar to those found in this Code.

CODE OF CONDUCT AND ETHICS 2022 Magna International 6 Q. What are the consequences if I violate this Code? A. We are deeply committed to the values of this Code and will take seriously any failure to uphold these commitments. Violations of this Code will lead to disciplinary action. The type of discipline will depend on the severity of the breach and may include dismissal from employment in serious cases. The consequences are the same for our suppliers, consultants, independent contractors, agents or other representatives who fail to meet the ethical standards expected of our employees. If the breach is serious, we may terminate our relationship with the third party. We must also keep in mind that some sections of this Code reflect applicable legal requirements. This means that, in some cases, an action that breaches our Code may also violate the law. In these instances, the punishment can include fines or imprisonment. Please note that the questions and examples provided throughout this document are solely illustrative, do not describe actual events, and are not intended to capture all, or even the most serious, cases which may arise under our Code of Conduct and Ethics.

CODE OF CONDUCT AND ETHICS 2022 Magna International 7 Vision l Mission l Values Our Vision Advancing mobility for everyone and everything. Our Mission Our mission is to use our expertise to create a better world of mobility, responsibly. We do that by developing technologies, systems and concepts that make vehicles safer and cleaner for everyone. Core Values Guided by our Employee’s Charter, our core values are a reflection of who we are as individuals and as a company. Think Big Empowering each to act with confidence. Take Responsibility Taking accountability for ourselves and others in our actions and commitments. Never Settle Constantly innovating, improving and asking the right questions. Be Collaborative We do our best when we do it together, with respect and humility.

CODE OF CONDUCT AND ETHICS 2022 Magna International 8 RESPONSIBILITIES Life is full of choices, and we make many of them in the blink of an eye, every day. But some choices are much more important than others. And the choices we make as we represent Magna reflect on the company as a whole as well as ourselves. In short, our choices drive integrity. We have a Code of Conduct and Ethics to help guide us in making the best choices in the workplace. This Code applies to ALL Magna employees globally, including corporate and group offices, manufacturing divisions, and joint ventures. We expect all employees to read and understand our Code and to always act in an ethical and honest way. Making the right choices and following the laws and regulations that govern our business are critically important to our success, now and in the future. What We Can Do We are relying on all employees to help us drive integrity throughout the organization. We must: • Know our Code and related compliance policies • Speak up if we believe a possible violation of this Code has occurred or have a question about our Code • To live the basic principles that make up our Code, every day This is what we mean when we say: Know it. Speak it. Live it. Magna’s success depends on our people taking an active role and making sure all of us conduct business in an ethical way. Expectations of our Leaders As leaders of the company, our executives, senior officers, and managers are expected to set the highest ethical standard for themselves, in turn setting an example for their teams to follow. Our leaders are also expected to be diligent and alert regarding any potential violations of this Code and report concerns on a timely basis. Our leaders must also maintain an environment in which employees feel comfortable raising compliance concerns. This leadership by example is critical in establishing and maintaining the company-wide standards of behaviour outlined in this Code. Leaders also play a critical role in ensuring that there is no retaliation against any employee (or other person) who reports concerns honestly and in good faith. This kind of retaliation is explicitly prohibited by our Policy on Anti-Retaliation. Retaliation can take many forms and can include subtle action. It can include reduced hours or pay, being dismissed, demoted, suspended, threatened, harassed, abused, embarrassed, humiliated, or

CODE OF CONDUCT AND ETHICS 2022 Magna International 9 denied opportunities (such as a promotion, wage increase, or overtime). For more information, please see our Policy on Anti-Retaliation. Q: I think my supervisor may be violating our Code, but I’m worried that reporting his behaviour may negatively affect my employment. Will Magna protect me if my supervisor finds out I reported his conduct? A: Yes. Our Policy on Anti-Retaliation prohibits supervisors from taking retaliatory action against employees and protects employees who report concerns honestly and in good faith. Q: Does the Policy on Anti-Retaliation apply if I am dismissed from my employment after reporting a concern in good faith? A: Yes, retaliation can take the form of dismissal. But it can also take other (including subtle) forms of action. Please see our Policy on Anti-Retaliation for more information.

CODE OF CONDUCT AND ETHICS 2022 Magna International 10 OUR CUSTOMERS/MARKET PLACE Conducting Business with Integrity, Fairness and Respect Our operating philosophy is that all of us, employees and management alike, share in the responsibility to ensure Magna’s success. To live up to this responsibility, we must all act with integrity. This means that we must obey the letter and spirit of laws that apply to us, uphold this Code, and honour our commitments. We must also be fair in our dealings with other employees, customers, suppliers and other stakeholders. It is also essential that we respect others who may have different thoughts and opinions, act with sensitivity and concern toward the cultures and customs of countries in which we operate and strive to consider our impact on the communities and environments where we conduct business. Compliance with Antitrust and Competition Laws We compete vigorously, but with respect for free and fair competition. As a result, we must comply with all applicable antitrust and competition laws. We will not engage in any activities that violate these laws such as agreeing with our competitors to fix prices, discounts, or terms of sale, limit production, divide markets, coordinate bidding activities, boycott customers or suppliers, fix employee compensation or agreeing not to hire each other’s employees. Our Policy on Antitrust and Competition provides a more complete explanation on how we uphold this commitment. Q: At Auto Shanghai, I ran into a former sales colleague who now works for a competitor. Over lunch, he asked if we could come up with a joint strategy to deal with a difficult new buyer. I told him I would get back to him. What should I have done? A: While having lunch with a former colleague is not a problem, any attempt to coordinate strategy with a competitor about a customer is strictly prohibited. In this situation, immediately end the conversation about strategy coordination and tell the former colleague not to discuss the topic. Then promptly inform Legal or Compliance. Compliance with Anti-Bribery Laws We do not offer or accept bribes or kickbacks, either directly or through third parties. In giving or accepting anything of value, we must think about whether doing so could influence a business decision or cause others to perceive such influence. We must also ensure that the records of all payments we

CODE OF CONDUCT AND ETHICS 2022 Magna International 11 make are always accurate and complete. These obligations apply in all cases but are especially strict in matters involving government officials. Our commitment to anti-bribery applies, without exception, to all of our operations, no matter what the local laws or cultural practices may be. We also expect third parties acting on our behalf to uphold this commitment. To find out more about our commitment to conducting business free of bribery, see our Policy on Bribery & Improper Payments. Q: In my country, it is common to give government workers a small payment (typically under $100) so that permits get issued more quickly. Am I allowed to make these payments under our Code and Policies? A: No. Our Code and Policy on Bribery & Improper Payments prohibit these payments, which are often referred to as “facilitation” (or “grease”) payments. Although these payments are legal and common in some countries, they are illegal in many others. Q: A government official who oversees our safety compliance gave me her nephew’s résumé and asked that I consider him for any positions that might be open in my department. I’ve reviewed the résumé and he has strong credentials. What should I do? A: Immediately let a supervisor, Legal, or Compliance know about this request. As a qualified applicant, he should be treated the same as other qualified applicants for the position. Requests like this need to be handled with care to ensure that we respect the law and our values while preserving our relationships. Lobbying and Political Participation Because laws governing lobbying and political contributions can be very complex and vary greatly across the locations where we do business, we need to approach our lobbying and political participation efforts, including funding and support, with great care. We must not engage in lobbying with any level of government or make political contributions (including monetary donations, goods, or services) on Magna’s behalf without written permission from a corporate office representative specifically authorized to handle these issues. For more information, contact a member of the Government Affairs team (visit the Government Affairs page on MagNET for more information), Legal, or Compliance. Q: We are having difficulty obtaining city approval for the building design of our new plant. I happen to know one of the city councilors well and would like to invite her to coffee to explain why she should support it. Can I do so? A: No. Since this type of meeting with an elected government official would be for the purpose of influencing public decision making, it is likely to constitute lobbying under local law. We should not engage in any act of lobbying without written permission from a corporate office representative specifically authorized to handle these issues.

CODE OF CONDUCT AND ETHICS 2022 Magna International 12 Our operating philosophy is that all of us, employees and management alike, share in the responsibility to ensure Magna’s success. To live up to this responsibility, we must all act with integrity. This means that we must obey the letter and spirit of the laws that apply to us, uphold this Code, and honour our commitments.

CODE OF CONDUCT AND ETHICS 2022 Magna International 13 OUR SHAREHOLDERS / INVESTORS Financial Reporting Magna’s credibility depends on the accuracy of our financial reports, and we must follow all applicable laws related to financial reporting. We must also be completely accurate in our financial entries. Our financial controls are designed to ensure the accuracy and timeliness of our reports. We will not tolerate anyone taking any step, or ordering someone else to take any step, to circumvent these controls through false or misleading entries. Doing so is a serious violation of our Code and could also be a criminal offense. Q: I work in accounting and recently received a number of large supplier invoices. My boss asked that I record them in the next quarter. She said that doing so would improve our financial results and help our share price. Should I follow her instructions? A: No. Inaccurate dating or delayed reporting of expenses would lead to overstated earnings this quarter and could affect our financial results. Failure to accurately record all financial information, even if it is done with the intention of helping Magna, is a violation of this Code and generally accepted accounting principles. If we are asked to do this, we should refuse. If we don’t feel comfortable or continue to be pressured, we must immediately report the situation. There are a variety of ways to report, for example, to a financial officer at group or corporate office, Legal, or Compliance. We can also report the issue using the Magna Hotline or other appropriate channels (see below, under “Reporting Violations”, for additional details). .. Improper Securities Trading We may sometimes gain access to confidential information about Magna, our suppliers, competitors, customers or business partners through their work. This inside information, if we use it for investment purposes, could give us an unfair advantage over other investors. Buying or selling securities, like stocks and bonds, based on inside information is illegal and the penalties can be severe. Therefore, if we have inside information about Magna or another company, we are prohibited from making investments in that company until that information becomes public and investors have had a chance to evaluate it. We are also not permitted to share inside information with co-workers or people outside Magna if they are not authorized to receive it. This prohibition extends to sharing inside information with relatives or friends. There are even more demanding requirements for our directors and officers and other designated individuals listed in the Insider Trading and Blackout Policy. These individuals are prohibited from buying or selling Magna securities during certain time periods.

CODE OF CONDUCT AND ETHICS 2022 Magna International 14 Our Insider Trading and Blackout Policy provides guidance on how to avoid insider trading and improper disclosure. Q: Based on internal reports, I know that our sales have increased significantly and that our profit this quarter will be higher than anticipated by industry analysts. Can I tell my sister to buy Magna stock before we publicly announce our quarterly earnings? A: No. Using inside information for the benefit of ourselves or others, including our family and friends, is contrary to our Code and illegal. Public Disclosures As a public company, we have a responsibility to provide full, accurate and timely information in our public documents. We take that responsibility very seriously and strive to follow all applicable laws related to disclosure of our business, operations, and financial conditions. To comply with these complex legal requirements, we have established a Corporate Disclosure Committee consisting of senior corporate management. Any employee authorized to speak to the media or shareholders, or to make public disclosures of any kind, must comply with applicable securities laws and our Policy on Corporate Disclosure. More details can be found in our Policy on Corporate Disclosure.

CODE OF CONDUCT AND ETHICS 2022 Magna International 15 OUR EMPLOYEES The diversity of our employees is a source of strength for our global company. We therefore value and respect people of different backgrounds, capabilities, and opinions. Environment and Occupational Health and Safety It is essential that we work in safe and clean environments. We seek to be an industry leader in occupational health and safety and environmental responsibility in all our operations and our supply chain. We are committed to complying, and ensuring that our suppliers comply, – with, all health, safety and environmental laws and regulations that apply to us by ensuring that a systematic review program is implemented and monitored at all times for each operation. Our commitment to health, safety and the environment is explained in our Employee’s Charter and our Operational Principles and explained in greater detail in our Health, Safety & Environmental Policy. Protection of Personal Data We respect the privacy of our employees and are committed to protecting their personal data. We process personal data lawfully, transparently and fairly. We will also take reasonable steps to protect the integrity and confidentiality of personal data. Q: I work in the Human Resources department. A marketing company recently asked me for the home addresses of all of our employees so that they can send out some valuable information about a new medical clinic. Even though the employees would probably benefit from the information, I turned the marketing company down. Did I do the right thing? A: Yes. Our home addresses are private and should only be disclosed for legitimate business and employment reasons, or if required by law. In this case, marketing a service to employees is not an acceptable reason for revealing this personal data. Doing so would violate our Code and may be illegal under local privacy laws. Respect for Human Rights Respect for the human rights of employees and other stakeholders is central to our Fair Enterprise philosophy. We are committed to complying with all human rights laws and regulations that apply to us. Consistent with our Employee’s Charter, we believe in fair and equitable treatment. We have well established harassment and discrimination policies that help ensure a respectful workplace environment

CODE OF CONDUCT AND ETHICS 2022 Magna International 16 for all, and complaint and investigation procedures to help remedy improper conduct. Our local policies celebrate diversity, promote tolerance of individual practices and beliefs, and accommodate those in need of assistance, based on all legally protected grounds. We also have policies that prohibit workplace violence and bullying. We provide fair working conditions for our employees and do not tolerate the use of slavery, child or forced labour in our organization or supply chain. Our Global Labour Standards recognize the UN Universal Declaration of Human Rights, the 8 Fundamental Conventions of the International Labour Organization (ILO), and the ILO Declaration on Fundamental Principles and Rights of Work. Together with national legislative requirements, we recognize the right of our employees to work and associate freely under fair conditions in a safe and respectful environment, where we strive to meet or exceed applicable employment standards requirements. Also consistent with our Employee’s Charter is our commitment to non-discriminatory compensation practices that fairly compensate employees having regard to objective criteria and principles of internal equity as well as external competitiveness, regardless of personal characteristics. We expect any supplier or other company we work with to comply with applicable laws. Q: I suspect that one of our suppliers may be using underage workers. What should I do? A: Promptly report it to a supervisor, Legal, Compliance, or Purchasing. Q: I’m considering promoting someone in our Troy, Michigan office to a role interfacing with our North American suppliers. While she has all the required qualifications, I’m worried that some of our suppliers might be uncomfortable with her disability. Is this a legitimate reason to give someone else the promotion? A: No. We strive to provide equal advancement opportunity to everyone without discrimination on legally protected grounds such as disability. If she has the right qualifications for the job, and can perform the essential job duties, we must not deny her the promotion based on her disability. Diversity and Inclusion Our employees are critical stakeholders in our global company. We aim to attract, recruit, and retain talent with diverse backgrounds, perspectives and capabilities. Deeply rooted in our Employee’s Charter, we aim to create a safe, respectful and inclusive workplace where our employees can bring their whole selves to work, live our core values, achieve sustainable results and improve our global brand. We abide by all applicable labour and employment laws, including those prohibiting discrimination and harassment and those providing for reasonable accommodation of differences. We are committed to providing equal employment and career advancement opportunities to everyone, without discrimination based on, but not limited to, age, race, religion, ethnicity, colour, physical features, sex, sexual orientation, gender identity/expression, language differences, nationality or national origin, family or marital status, physical, mental and development abilities, socioeconomic status, or any other personal characteristic protected by law.

CODE OF CONDUCT AND ETHICS 2022 Magna International 17 Careful Communication We must ensure that what we write and say while on the job, and outside of work, reflects the integrity and standards expected of us. To protect Magna’s reputation and our own, it is important that all of our written communications be prepared with care and with the understanding that they could one day be made public. While we enjoy freedom of speech and all legal entitlements to communicate, we must also be careful not to post anything to social media that defames the company, disparages suppliers or customers, reveals confidential information or violates Magna’s copyright and patent rights. Additionally, if someone such as a news media reporter, an industry professional or a shareholder asks us to discuss or comment on matters related to Magna, we must refrain from commenting and refer them to an authorized Magna spokesperson. Our Policy on Careful Communication, our Global Email, Internet and Social Media Policy and our External Media Communications Policy are all useful resources for questions concerning communication. Q: I occasionally air out my frustrations with one of our suppliers on my Facebook page, where I have 250 friends. I do this on my own time and my settings are private so that only my friends and family can see these updates. Is that okay? A: No. Postings on social media do not always remain private. We must refrain from disparaging our suppliers in any public forum. If this concern about our supplier relates to violations of this Code, report it to a supervisor, Legal, Compliance, or through the Magna Hotline. Other concerns are best addressed by using Magna’s Open Door Process. Q: I found some inaccurate information about our recent financial results in a newspaper article posted online. I would like to leave a comment on the newspaper’s website with the correct information. Should I do so? A: No. Promptly inform someone in Corporate Communications or Investor Relations about the inaccurate information. If we post about our business, we are acting as unauthorized spokespersons for the company. Reporting Violations If we become aware of a violation of this Code, or any related policies, we are encouraged to report internally by either: speaking to a supervisor, Legal, or Compliance; or reporting the incident through the Magna Hotline online at www.magnahotline.com. If you prefer to make a Hotline report by phone, you can use the Magna Hotline website to look up local, toll-free phone numbers for each country in which we operate. This service is provided through an independent third party and is available 24 hours a day, 365 days a year. We can make our reports anonymously (unless prohibited by local law). Please provide sufficient details so the concern can be investigated effectively. In certain cases, we may also be permitted

CODE OF CONDUCT AND ETHICS 2022 Magna International 18 to report the violation externally to a regulatory agency. Nothing in this Code stops you from using a regulator’s whistle blowing mechanism where it is permitted by law in your home country.

CODE OF CONDUCT AND ETHICS 2022 Magna International 19 Q: What happens when I report a violation using the Magna Hotline? A: All reports received through the Magna Hotline, are initially reviewed by our Magna Hotline Administrators, who will consider whether an investigation is needed and who should lead it. For more information about our investigation practices, please refer to our Policy on Ethics Investigations.

CODE OF CONDUCT AND ETHICS 2022 Magna International 20 OUR BUSINESS Use of Confidential Information Like any other asset, confidential information, which includes trade secrets, proprietary information and intellectual property belonging to us, our customers or suppliers, is a valuable part of our business and we are obligated to safeguard it. Our Information Marking and Handling Policy sets out different levels of confidentiality, each with its own rules on how such different levels of information may be stored, copied, circulated, transmitted and destroyed. Confidential information should not be shared with anyone outside Magna unless it is required by law or for an authorized business purpose and should only be shared internally on a “need to know” basis. Q: What can I do to protect our confidential information? A: There are many steps we can take to protect confidential information. We should treat confidential records and information with great care and not leave our electronic devices unattended, especially during travel or business events. We should also avoid discussing Magna business in public areas, such as on a crowded elevator or airplane. We must also familiarize ourselves with our information governance policies and guidelines available on MagNET .. Investments and Corporate Opportunities We must avoid situations where our personal interests come into conflict with Magna’s interests, or situations which give that impression. For example, if we discover business opportunities because of our employment, or through the use of Magna’s property or information, we must not take personal advantage of these opportunities. We must also refrain from using Magna resources for personal gain. We must also never be involved in any activity that puts us in competition with Magna. Q: I work in engineering and during the course of my work. I have come up with a new transmission design that I think could be of interest to a few of our automotive customers. Since I came up with the design, can I market it directly to them? A: No, doing so would violate our Code. Any intellectual property we create as part of our jobs belongs to Magna. In addition, any design developed during the course of our employment at Magna, and using company resources, provides Magna with a valuable business opportunity. We must not take personal advantage of these situations without seeking Magna’s approval. Q: I am overseeing the opening of a new division and am choosing between two countries where it will be located. One of the countries will offer a personal tax break to senior employees (including myself) if we open our division there. What should I do? A: This eligibility for a personal tax break gives rise to a conflict of interest. We should not make decisions for Magna that could result in personal benefit. Before making any decision on where to open the division,

CODE OF CONDUCT AND ETHICS 2022 Magna International 21 disclose this conflict in accordance with our Policy on Conflicts of Interest, and await further directions from management. Self-Dealing and Interacting with Relatives or Friends Our personal interests and relationships should not interfere with our work responsibilities. Therefore, it is inappropriate for anyone to supervise relatives or close friends, be in a direct reporting relationship with them, or materially influence their performance evaluation or compensation. It is also not appropriate to be in a position to hire, evaluate, provide funding to, or enter into contracts or other business relationships with a relative or close friend or a business or organization in which either we or our relatives or close friends have a significant interest. Specifically, if our work decisions may be affected, or appear to be affected, by the position or interests of our relative or close friend, or by any significant interest that we or our relatives or close friends have in another business or organization, we must disclose these situations in accordance with our Policy on Conflicts of Interest. We must also comply with any measures that may be put in place to ensure all such dealings and decisions are made on a fair and transparent basis. Q: I’m a buyer in the purchasing department. My wife was recently hired as the head of sales for one of our suppliers. Is this a conflict of interest? A: Yes. Your wife’s new role could affect your business judgment or give others that impression. This conflict should be disclosed in accordance with our Policy on Conflicts of Interest. That way, management can assess the situation and take appropriate measures to manage the conflict. Doing so helps Magna and protects you and your wife from any allegation of improper conduct. Outside Positions To help Magna succeed, we must devote our full time and attention to our jobs during working hours. Therefore, we may not accept outside commitments that would reduce the time and attention we can devote to our jobs at Magna. Unless it has been disclosed in accordance with our Policy on Conflicts of Interest and necessary authorizations have been obtained, we are prohibited from accepting paid or unpaid positions that might pose a conflict of interest with Magna or give the impression of such a conflict. Gifts and Entertainment Our relationship with all of our business partners must be based on integrity and sound business judgment. As a result, if we give or receive gifts or entertainment (which could be anything of value), we must be careful not to compromise, or appear to compromise, our commitment to fair dealing and to making decisions that benefit Magna. In our business relationships with customers or suppliers, it is acceptable to give or receive business gifts or entertainment as long as they are reasonable, occasional, and of modest value. Any gift or entertainment

CODE OF CONDUCT AND ETHICS 2022 Magna International 22 that we provide must also be recorded accurately and transparently in our expense reports and Magna’s books and records. Because of increased legal risks, we must all take special care when dealing with government officials. Offering gifts or entertainment to government officials requires written approval. More information about the necessary approvals, as well as additional information about gifts and entertainment, can be found in our Policy on Gifts & Entertainment. Q: One of our suppliers has offered airfare and accommodations to see my favourite team play in the championship. Is that okay? A: No. Our business decisions must always be motivated solely by Magna’s best interests. Accepting this extravagant gift could give the impression that we favour that supplier in future sourcing decisions. We may only accept business gifts and entertainment that are reasonable, occasional, and modest in value. When in doubt, check with Legal or Compliance. Q: A government auditor who has conducted environmental audits at my division several times over the years is having a child next month. I would like to give him a bottle of whiskey as a present. Would that be permitted? A: Giving a gift or entertainment to a government official requires extra caution and pre-approval in accordance with our Policy on Gifts & Entertainment. For more information, consult with Legal or Compliance.

CODE OF CONDUCT AND ETHICS 2022 Magna International 23 ADDITIONAL RESOURCES If we have any questions or need more information about our Code of Conduct and Ethics, we can contact Legal or a member of Magna’s Ethics & Legal Compliance team. A list of Compliance team members can be found on magna.com or the Ethics & Legal Compliance page on MagNET.

CODE OF CONDUCT AND ETHICS 2022 Magna International 24 GLOSSARY Anything of value: This can take the form, among many other things, of cash (or cash equivalents, like gift cards), gifts, donations to charity, meals, travel expenses, event tickets or other entertainment, educational expenses, discounts, favours, promises of future employment, or shares of a company. Bribe: A type of improper payment. A bribe is anything of value given or offered to someone for their personal benefit that may be seen as an attempt to influence an action or decision to be made (or not made) on behalf of the organization they represent, to benefit or give advantage to Magna. Compliance: Following the letter and spirit of the law, this Code, and all of our policies. Conflict of Interest: In general, a conflict of interest refers to a situation where we are able to make or influence a business decision for Magna while our personal interests (or the interests of a person you’re related to or have a personal relationship) differ from those of Magna. Facilitation (or “Grease”) Payments: A form of bribe, typically made to low-level government officials to obtain routine services or determinations to which Magna would otherwise be legally entitled. Good faith: With an honest and sincere intention. Government Official: An officer or employee of a government, department or agency, any public international agency, or any person acting in any official capacity on behalf of the government, department or public international agency, as well as any other person deemed to be a government official by our procedures. Inside information: Information not known by investors or the public that, if it was known, would significantly change their view regarding the value of a company, or its stock or bonds. Examples include a significant acquisition or merger, changes in senior management, significant litigation or labour disputes. Kickback: A form of bribe in which a sum of money already paid or due to be paid is returned as a personal reward for making or fostering a business arrangement. Lobbying: Communications with government officials at any level of government, including individuals elected to public office, staff and employees of government agencies, intended to promote, oppose or otherwise influence decision-making. Personal data: Information relating to an identified or identifiable individual. An individual may be identifiable if they can be identified, directly or indirectly, by reference to (i) an identifier such as their name, ID number, or location data, or (ii) factors which express physical, social, or financial details about them. Processing personal data: Any operation(s) performed with personal data, including collecting, recording, organizing, structuring, storing, altering, using, disclosing, erasing, or destroying personal data. Relatives or close friends: Includes a spouse, domestic partner, child, parent, grandparent, grandchild, sibling, aunt, uncle, niece, nephew, in-law relative, step/adoptive/foster relationships, an individual related to us who resides in our homes, and friends with whom we socialize outside of work.

CODE OF CONDUCT AND ETHICS 2022 Magna International 25 Significant interest: A person holds a significant interest in a business if he (i) directly or indirectly controls ten percent (10%) or more of the stock, assets or other interests of a business; (ii) has invested ten percent (10%) or more of his net worth in the business; (iii) has a leadership role in the business; or (iv) would benefit directly from the business relationship with Magna. Third Party: A person, organization, or business operating external to Magna. Originally Enacted: May 1, 2016 Current Version: May 1, 2022 Next Review: Q2 2025 Issued by: Ethics and Legal Compliance Approved by: Board of Directors

CODE OF CONDUCT AND ETHICS 2022 Magna International 26 Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Telephone: (905) 726-2462 CONNECT WITH MAGNA magna.com